Via Facsimile and U.S. Mail
Mail Stop 6010


November 29, 2005

Mr. Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer
Abbott Laboratories, Inc.
100 Abbott Park Road
Abbott Park, IL 60064-6400

      Re:	Abbott Laboratories, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 001-02189

Dear Mr. Freyman:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies, page 48

1. We note that you accrue for "probable" product liability losses "that are not covered by product liability insurance." Please provide us with additional information, in a disclosure-type format, to clarify your accounting policy for probable losses that are covered by insurance and tell us how your policy  complies with paragraph
8
of SFAS No. 5 and the provisions of FIN 39. Additionally, please provide us, in a disclosure-type format, any additional disclosures that may be required under SAB No. 92, Topic 5Y for losses accrued and reasonably possible losses whether or not covered by insurance.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.












      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at
(202) 551-3679.




      Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Mr. Thomas C. Freyman
Abbott Laboratories, Inc.
November 29, 2005
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